PACIFIC STRATUS VENTURES LTD.

Suite 615-1030 West Georgia Street, Vancouver, B.C.V6E 2Y3
PH: (604) 689-2646 FAX: (604) 689-1289

82-5158

November 1, 2002

SUPPL

United States Securities Commission
Washington
DC, File No 82-5158

02060410

Dear United States Securities Commission,

Re: Address Change Notice

Please be advised that the address of our office has changed as of November 1, 2002.
Our new address is as follows:

Suite 615 – 1030 West Georgia St.
Vancouver, B.C. V6E 2Y3

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Our telephone and fax numbers, along with our email address remain the same.

Thank you kindly.

Yours truly,

Erin Bismeyer
Corporate Secretary

/eb

dlw 12/11

British Columbia
Securities
Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

x Schedule A

x Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS				
NAME OF ISSUER Pacific Stratus Ventures Ltd.		FOR QUARTER ENDED September 30, 2002		DATE OF REPORT YY/MM/DD 02/11/05
ISSUER'S ADDRESS 615 – 1030 West Georgia Street				
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6E 2Y3	ISSUER FAX NO. (604) 689-1289		ISSUER TELEPHONE NO. (604) 689-2646
CONTACT PERSON Harry Chew	CONTACT'S POSITION Director			CONTACT TELEPHONE NO. (604) 689-2646
CONTACT EMAIL ADDRESS pparagon@axion.net	WEB SITE ADDRESS N/A			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Harry Chew"	Harry Chew	02/11/05
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Sonny Chew"	Sonny Chew	02/11/05

(Electronic signatures should be entered in "quotations".)

Financial Statements of

PACIFIC STRATUS VENTURES LTD.

(Unaudited – Prepared by Management)

Quarter ended September 30, 2002

Schedule “A”

PACIFIC STRATUS VENTURES LTD.

Balance Sheets
September 30, 2002

		September 30, 2002 (unaudited)		December 31, 2001 (audited)
Assets				
Current assets:				
Cash	$	-	$	8,414
Share subscription receivable		-		56,000
		-		64,414
Capital assets, net of accumulated depreciation of $7,513 (2001 - $6,299)		4,684		5,898
	$	4,684	$	70,312
Liabilities and Shareholders' Equity				
Current liabilities:				
Bank indebtedness	$	4,551	$	-
Accounts payable and accrued liabilities		35,356		75,973
Due to companies under common control		26,690		285,196
Notes payable		-		217,198
Loans payable		39,937		462,674
		106,534		1,041,041
Shareholders' equity:				
Capital stock		5,784,609		4,778,109
Contributed surplus		942,331		942,331
Deficit		(6,828,790)		(6,691,169)
		(101,850)		(970,729)
	$	4,684	$	70,312

On behalf of the Board:

_______________ Director

_______________ Director

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Operations and Deficit
Nine months ended September 30, 2002
(Unaudited – prepared by management)

	Three Months ended September 30, 2002	Three Months ended September 30, 2001	Nine Months ended September 30, 2002	Nine Months ended September 30, 2001
Expenses:				
Advertising	$ 1,036	$ 235	$ 5,488	$ 11,814
Amortization	374	509	1,214	1,652
Consulting	3,900	-	12,400	24,750
Foreign exchange loss	-	-	-	695
Interest and financing charges	7	47,749	(20,535)	158,105
Legal, audit and accounting	13,772	30,517	60,508	67,330
Management fees	8,025	8,025	24,075	24,075
Office and general	5,400	2,557	11,716	8,575
Rent	11,235	11,235	33,705	33,705
Sponsorship fees	-	-	-	26,246
Transfer agent and regulatory fees	1,080	972	6,943	11,908
Travel and accommodation	855	1,044	2,107	20,882
	45,684	102,843	137,621	389,737
Net loss for the period	$ (45,684)	$(102,843)	$(137,621)	$(389,737)

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Deficit
September 30, 2002
(Unaudited – prepared by management)

	Nine months ended September 30, 2002	Year ended December 31, 2001
Deficit, beginning of period	$ 6,691,169	$ 5,570,875
Net Loss for the period	137,621	1,120,294
Deficit, end of period	$ 6,828,790	$ 6,691,169
Loss per share	$ 0.01	$ 0.18

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Cash Flows
Nine months ended September 30, 2002
(Unaudited – prepared by management)

	Three Months ended September 30, 2002	Three Months ended September 30, 2001	Nine Months ended September 30, 2002	Nine Months ended September 30, 2001
Cash provided by (used in):				
Cash flows from operating activities:				
Loss for the period	$ (45,684)	$ (102,843)	$ (137,621)	$ (389,737)
Amortization, an item not involving cash	374	509	1,214	1,652
Financing charges to be settled in shares	-		-	(61,200)
Changes in non-cash operation accounts	12,475	27,701	(40,617)	23,249
	(32,835)	(74,633)	(177,024)	(426,036)
Cash flows from investing activities:				
Advances to companies under common control	-	-	-	3,200
Notes receivable	-	(1,820)	-	(245,654)
Payment on investment	-	56,900	-	56,900
	-	55,080	-	(185,554)
Cash flows from financing activities:				
Cheques written in excess over funds funds on deposit	(1,230)	1,608	4,551	2,762
Advances from companies under common control	23,575	(60,966)	(258,506)	(88,893)
Deferred financing charges	-	20,992	-	(29,084)
Notes payable	-	20,891	(217,198)	456,078
Loan payable	10,490	37,028	(422,737)	43,028
Shares subscribed for cash	-	-	69,500	-
Share subscription receivable	-	-	56,000	-
Shares issued pursuant to debt settlements	-	-	937,000	-
Shares issued in settlement of financing charges	-	-	-	88,316
	32,835	19,553	168,610	472,207
Increase (decrease) in cash	-	-	(8,414)	(139,383)
Cash, beginning of period	-	-	8,414	139,383
Cash, end of period	-	-	-	-

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

1. OPERATIONS:

The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company's previous principal business activity of cosmeceutical retail sales ceased in 1997. Since 1997, the Company has had no principal business activity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Captial Assets

Capital assets are stated at cost. Amortization is provided on a declining balance basis at a rate of 33% per annum.

(b) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Specific issues requiring the exercise of significant judgement by management include the recoverability of notes receivable.

(c) Earnings per Share

Earnings per share has been calculated using the weighted average number of common shares outstanding.

3. DUE TO COMPANIES UNDER COMMON CONTROL:

These amounts due to companies under common control are non-interest bearing and unsecured, with no fixed terms of repayment.

4. RELATED PARTY TRANSACTIONS:

(a) During the nine months ended September 30, 2002, the Company paid $24,075 for management fees to a company controlled by a director.

(b) During the nine months ended September 30, 2002, the Company paid $33,705 for rent and administrative services to a company controlled by a director.

(c) During the nine months ended September 30, 2002, the Company paid $7,490 for accounting fees to a company controlled by a director.

5. CONTRIBUTED SURPLUS:

The contributed surplus resulted from a cancellation of escrow share during 1998.

6. SHARE CAPITAL:

(a) Authorized

100,000,000 common shares without par value.

(b) Issued and Fully Paid

	Number of shares	Amount
Balance, December 31, 1998	4,914,512	$ 4,165,170
Issued pursuant to exercise of share purchase warrants	991,000	346,850
Balance, December 31, 1999	5,905,512	4,512,020
Issued pursuant to exercise of stock options	66,666	26,666
Balance, December 31, 2000	5,972,178	4,538,686
Issued as loan bonus	456,250	119,423
Issued to directors for loan guarantees	200,000	20,000
Issued pursuant to a private placement	1,000,000	100,000
Balance, December 31, 2001	7,628,428	4,778,109
Issued pursuant to shares for debt	9,370,000	937,000
Issued pursuant to exercise of warrants	695,000	69,500
Balance, September 30, 2002	17,693,428	$ 5,784,609

7. SHARES FOR DEBT:

During the nine months ended September 30, 2002, the Company issued 9,370,000 common shares at a price of $0.10 per common share to settle a total of $937,000 in debt to various creditors. Pursuant to one of the debt settlement agreements, the Company settled $430,673 in connection with a loan and accrued interest payable to an arm's length party through the issuance of 4,100,000 common shares at a price of $0.10 per common share. The issuance of these shares having a deemed value in the amount of $410,000 was considered full and final settlement of the loan and accrued interest payable in the amount of $430,673. The difference of $20,553 being interest accrued during the term of the loan was accounted for by management as an interest recovery.

PACIFIC STRATUS VENTURES LTD.

Schedule "B", page 1
Nine months ended September 30, 2002
(Unaudited – prepared by management)

1.

(a) Schedule of Deferred Exploration Expenditures:

Nil

(b) General and administrative expenses for the current fiscal year-to-date:

Per attached statements

(c) Related Party Transactions current fiscal year-to-date:

Expenses include the following payments (inclusive of GST) to companies affiliated with certain directors and officers:

	2002	2001
Rent, office, accounting and administration expenses	$ 41,195	$ 39,857
Management services	24,075	24,075
	$ 65,270	$ 63,932

2.

(a) Securities issued during quarter ended September 30, 2002:

Date	Type	Number	Price	Amount	Consideration

Nil

(b) Options granted during quarter ended September 30, 2002:

Date	Optionee	Number	Exercise Price	Expiry Date

Nil

3.

(a) Authorized and issued share capital as at September 30, 2002:

100,000,000 common shares, no par value

A total of 17,693,428 common shares have been issued for a total of **$5,784,609.**

3.

(b) Options, warrants and convertible securities outstanding as at September 30, 2002:

(i) Share purchase warrants:

Number of Warrants	Exercise Price	Expiry Date
305,000	$0.10	December 27, 2003
85,000	$0.45/$0.65	May 29, 2003

(ii) Incentive Stock options:

Number of Options	Exercise Price	Expiry Date
Nil		

(iii) Convertible Securities:

$ Amount of Convertible Securities	Conversion Price	Number of Shares If Converted	Number of Wts. If Converted	Expiry Date
Nil				

(c) Shares in escrow or subject to pooling as at September 30, 2002:

As at September 30, 2002 the Company had no shares in escrow or subject to pooling.

(d) List of directors and officers as at September 30, 2002:

Harry Chew	Director & President
David J.L. Williams	Director
Sonny Chew	Director
Erin Bismeyer	Secretary

PACIFIC STRATUS VENTURES LTD.

Schedule "C"
Nine months ended September 30, 2002
(Unaudited – prepared by management)

Description of Business:

The Company has been designated an inactive issuer by the TSX Venture Exchange. The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.

Discussion of Operations and Financial Condition:

For the quarter ended September 30, 2002, the Company recorded a net loss of $137,621 compared with a net loss of $389,737 for the same period last year, a decrease of $252,116. The decrease in loss was primarily due to a decrease in every operating category, as the Company continues to re-organize and restructure its debt. The Company had a working capital deficiency of $101,850 for the nine months ended September 30, 2002 as compared with working capital deficiency of $970,729 for the year ended December 31, 2001.

The Company submitted a Form 10-SB Registration Statement to the US Securities and Exchange Commission in April 2002 and has been filing amendments in response to SEC staff comments. The latest amendment will be submitted in early November 2002. The Company has pursued this avenue to improve corporate communication with its shareholders, especially those in the United States; and plans to list its common shares for trading on the BBX Exchange in the United States early in 2003.

Management of the Company is continuing its due diligence on various projects both in the resource and non-resources sectors. Shareholders will be kept abreast of any new developments in this area.

Subsequent Events:

The trading of the Company's common shares on the TSX Venture Exchange is regulated by the policies of the exchange that include various numerical maintenance thresholds regarding assets, funds expended on operations, and minimum working capital. The Company has been designated as inactive by the TSX Venture Exchange and failed to submit a reactivation plan to meet Tier 2 maintenance requirements by 9/30/2002. Accordingly, the Company's common shares were suspended on 10/2/2002 from trading effective 10/3/2002 for the failure to maintain Tier Maintenance Requirements in accordance with Policy 2.5 and being designated an Inactive Issuer for a period greater than 18-months.